Exhibit 99.2

Associated Estates Realty Corporation
Second Quarter 2005
Earnings Release and Supplemental Financial Data



Morgan Place
1680 Chantilly Drive
Atlanta, Ga 30325

Tel: (404) 636-6577
WebSite: www.morganplaceapts.com

Morgan Place features one-and two-bedroom apartments, located in Northern Atlanta. Amenities include vaulted ceilings, fireplaces, car wash with vacuum, exercise room, washer/dryer in each apartment home, pool with spa, 24-hour monitored alarms, and more.

Associated Estates Realty Corporation   **Phone:**   (216) 261-5000
5025 Swetland Court   **Fax:**   (216) 289-9600
Cleveland, Ohio 44143-1467   **Web Site:**   www.aecrealty.com

Investor contact: Barbara E. Hasenstab
Vice President of Investor Relations
  and Corporate Communications
(216) 797-8798
IR@aecrealty.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's full year 2005 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following: changes in economic conditions in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available apartments and change in market rental rates; increases in property and liability insurance costs; changes in government regulations affecting the Affordable Housing properties and other properties operated by the Company; changes in or termination of contracts relating to third party management and advisory business; inability to renew current Housing Assistance Payment ("HAP") contracts at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments or millage rate increases; inability of the Company to achieve anticipated reductions in operating expenses and increases in revenues; changes in tax legislation; the results of litigation filed or to be filed against the Company; risks related to the Company's joint ventures; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; risks associated with property acquisitions such as environmental liabilities, among others; changes in market conditions that may limit or prevent the Company from acquiring or selling properties; and risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located.

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Associated Estates Realty Corporation
Second Quarter 2005
Supplemental Financial Data

Table of Contents   **Page**

ASSOCIATED ESTATES REALTY CORPORATION REPORTS SECOND QUARTER RESULTS, ANNOUNCES STOCK BUYBACK AUTHORIZATION AND REVISED EARNINGS FORECAST

Cleveland, Ohio - July 28, 2005 - Associated Estates Realty Corporation (NYSE: AEC) today reported a net loss of $432,000, or $0.02 per common share (basic and diluted), for the second quarter ended June 30, 2005 compared with net income of $7,181,000, or $0.37 per common share (basic and diluted), for the second quarter ended June 30, 2004. The results include gains from property sales of approximately $0.21 per share in the second quarter of 2005 and $0.50 per share in the second quarter of 2004.

Funds from operations (FFO) for the quarter were $0.22 per common share (basic and diluted) compared with $0.29 per common share (basic and diluted) for the second quarter ended June 30, 2004. A reconciliation of net income to FFO is included on page 9.

The decrease in FFO per share compared with the second quarter of 2004 is primarily the result of the following:

- An anticipated decline in the net contribution from the Company's painting subsidiary of $745,000, or $0.04 per share. Painting operations in 2005 have returned to a more normalized level as a result of certain contracts that were completed in 2004.

- The impact of the elimination of a 10 percent property tax rollback for certain businesses in the state of Ohio, in accordance with changes in the state's tax code that went into effect July 1, 2005. The Company recorded $456,000, or approximately $0.02 per share, in the second quarter related to this additional expense for the first half of 2005.

Total revenues for the quarter were $39,219,000 compared with $38,983,000 for the second quarter of 2004. The increase in revenue reflects an increase of approximately $2.0 million in revenue from new acquisitions and approximately $650,000 in revenue from ancillary income associated with water and sewer and trash reimbursements. These increases were offset by a decrease, as projected, of approximately $2.3 million in revenue from the Company's painting subsidiary related to services provided in 2004 in connection with the renovation of several managed affordable housing communities.

Additional quarterly and year to date financial information, including segment detail and performance by region for the Company's same-store portfolio, is included on pages 11 through 16.

<u>**Same Store (Market-Rate) Portfolio**</u>

Revenues for the quarter from the Company's same store (market-rate) portfolio were up 2.5 percent, and total property operating expenses for the same store (market-rate) portfolio increased 5.6 percent, resulting in a 0.2 percent decrease in net operating income (NOI) compared with the second quarter of 2004. Excluding the impact of the property tax rollback expense, noted above, NOI would have increased 2.3 percent compared with the second quarter of 2004.

For the second quarter, the average rent per unit for the same store (market-rate) properties increased 5.0 percent to $826 per month, while the average net collected rent increased 2.7 percent to $689 per month compared with the second quarter of 2004. Physical occupancy was 94.7 percent at the end of the quarter compared with 92.6 percent at the end of the second quarter of 2004.

Year to Date Performance

For the six months ended June 30, 2005, the Company had a net loss of $7,275,000 or $0.37 per common share (basic and diluted) compared with net income of $4,745,000 or $0.24 per common share (basic and diluted) for the six months ended June 30, 2004. The following activities represent the significant variances in net income per share between the first half of 2005 and the first half of 2004:

- Gain on sales of properties - $(0.29) per share;

- Preferred redemption costs associated with Class A Share redemption in January 2005 - $(0.11) per share;

- Contribution from the Company's painting subsidiary - $(0.06) per share;

- Interest expense increases associated with the trust preferred offering in 2005 and new property acquisitions - $(0.07) per share; and

- Depreciation and amortization primarily associated with new property acquisitions - $(0.07) per share.

Funds from operations (FFO) for the first six months of 2005 were $0.32 per common share (basic and diluted) compared with $0.58 per common share (basic and diluted) for the six months ended June 30, 2004. The results for the six months of 2005 include non-cash redemption costs of approximately $0.11 per share associated with the redemption of the Company's Class A Shares in January 2005. Excluding the redemption charges, FFO for the first six months of 2005 would have been $0.43 per common share in 2005 compared to $0.58 per common share in 2004. A reconciliation of net income to FFO is included on page 9.

Total revenues for the first six months of 2005 were $76,080,000 compared with $77,448,000 for the first half of 2004. The decline in revenue reflects an increase of approximately $2.9 million in revenue from new acquisitions and approximately $900,000 in revenue from ancillary income associated with water and sewer and trash reimbursements. These increases were offset by a decrease, as projected, of approximately $4.1 million in revenue from the Company's painting subsidiary related to services provided in 2004 in connection with the renovation of several managed affordable housing communities, and the anticipated decline in third party management fees of approximately $1.0 million.

Dispositions

In June 2005, the Company completed the sale of 20th & Campbell, a 204-unit apartment community located in Phoenix, Arizona as part of a strategic plan to reduce the number of geographic regions in which the Company operates.

Strategic Plan Including Stock Repurchase

The Company also announced that it has broadened its strategic plan to include the repurchase of up to $50 million of the Company's common stock with proceeds from the sales of properties. The Company said it may also use the sales proceeds to pay down debt, and that it planned to continue to acquire and develop properties with sales proceeds when the expected returns support these activities.

"This is an extraordinary time for selling properties in certain markets," said Jeffrey I. Friedman, President and CEO. "We believe, at this time, that buying back our stock, combined with paying down debt, represent some of the best uses of our sales proceeds."

In order to benefit from the current conditions, the Company said it may sell properties even in those markets where it otherwise intends to grow over the long-term, including Florida, Atlanta and metro D.C.

Outlook

The Company said it has revised its FFO per share expectations for the year excluding the non-cash redemption costs, from approximately $1.05 per share to a range of $0.92 to $0.97 per share, before the impact of any share repurchases. These expectations reflect:

- An annualized increase in real estate tax expense for its Ohio portfolio of approximately $900,000 ($0.05 per share) as a result of the elimination of the 10 percent property tax rollback;
- The sale of more properties than originally projected; and
- Less than expected growth in the Company's Midwest portfolio.

Quarterly Earnings Conference Calls

The Company also said that, beginning with its third quarter 2005 earnings announcement, it will resume quarterly conference calls.

"Considering the anticipated increase in our activities related to buying and selling properties and share repurchases, we think it is important to provide another forum for discussions with investors, analysts and other interested parties," said Friedman.

The Company will release third quarter results on or about October 27. The Company said it will provide details regarding a quarterly conference call, in a press release in early October.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three Months and Six Months Ended June 30, 2005 and 2004
(Unaudited; in thousands, except per share and ratio data)

	Three Months Ended June 30,		Six Months Ended June 30,	
OPERATING INFORMATION	2005	2004	2005	2004
Total revenue	$ 39,219	$ 38,983	$ 76,080	$ 77,448
Property revenue	$ 36,228	$ 33,563	$ 70,397	$ 66,675
Net (loss) income applicable to common shareholders	$ (432)	$ 7,181	$ (7,275)	$ 4,745
Per share:				
Basic	$ (.02)	$ 0.37	$ (0.37)	$ 0.24
Diluted	$ (.02)	$ 0.37	$ (0.37)	$ 0.24
Funds from Operations (FFO) [1]	$ 4,401	$ 5,670	$ 6,177	$ 11,338
FFO excluding preferred redemption costs [2]	$ 4,401	$ 5,670	$ 8,340	$ 11,338
FFO per share - basic and diluted	$ 0.22	$ 0.29	$ 0.32	$ 0.58
FFO per share excluding preferred redemption costs - basic and diluted	$ 0.22	$ 0.29	$ 0.43	$ 0.58
Funds Available for Distribution (FAD) [1]	$ 3,447	$ 4,566	$ 7,167	$ 9,811
Dividends per share	$ 0.17	$ 0.17	$ 0.34	$ 0.34
Payout ratio - FFO	77.3%	58.6%	106.3%	58.6%
Payout ratio - FFO excluding preferred redemption costs	77.3%	58.6%	79.1%	58.6%
Payout ratio - FAD	94.4%	73.9%	91.9%	66.7%
Common dividends - paid	$ 3,351	$ 3,337	$ 6,694	$ 6,651
Preferred dividends - paid	$ 1,262	$ 1,371	$ 2,607	$ 2,742
Service companies expense	$ 1,067	$ 929	$ 1,976	$ 1,902
General and administrative expense	$ 2,091	$ 1,879	$ 4,141	$ 3,714
Interest expense [3]	$ 10,374	$ 9,382	$ 20,041	$ 18,816
Interest coverage ratio [4]	1.54:1	1.73:1	1.55:1	1.73:1
Fixed charge coverage ratio [5]	1.39:1	1.53:1	1.38:1	1.53:1
General and administrative expense to property revenue	5.8%	5.6%	5.9%	5.6%
Interest expense to property revenue	28.6%	28.0%	28.3%	28.2%
NOI [6]	$ 18,453	$ 18,407	$ 35,549	$ 36,632
Property NOI [6]	$ 18,759	$ 17,710	$ 36,016	$ 35,272
ROA [7]	7.6%	7.6%	7.6%	7.6%
Same store market-rate revenue increase	2.5%	0.9%	1.2%	1.6%
Same store market-rate expense increase (decrease)	5.6%	(9.7)%	5.7%	(9.3)%
Same store market-rate NOI (decrease) increase	(0.2)%	12.9%	(2.8)%	13.7%
Same store market-rate operating margins	51.0%	52.5%	50.8%	52.9%

(1) See page 9 for a reconciliation of net (loss) income to these non-GAAP measurements and page 19 for the Company's definition of these non-GAAP measurements.
(2) See page 19 for the Company's definition of this non-GAAP measurement.
(3) Excludes amortization of financing fees of $352 and $624 for the three and six months 2005 and $269 and $537 for the three and six months 2004, respectively.
(4) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs, and excluding preferred redemption cost write-off. See page 20 for a reconciliation of net (loss) income to EBITDA and for the Company's definition of EBITDA.
(5) Represents interest expense and preferred stock dividend payment coverage, excluding preferred redemption cost write-off.
(6) See pages 11 and 12 for a reconciliation of net (loss) income to the non-GAAP measurements and page 20 for the Company's definition of these non-GAAP measurements.
(7) ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets.

Associated Estates Realty Corporation
Financial and Operating Highlights
Second Quarter 2005
(Unaudited; in thousands, except per share and ratio data)

	June 30, 2005	December 31, 2004
MARKET CAPITALIZATION DATA		
Net real estate investments	$ 680,153	$ 665,268
Total assets	$ 722,822	$ 763,432
Total debt	$ 586,337	$ 557,279
Minority interest	$ 2,172	$ 2,172
Preferred stock -9.75% Class A Cumulative Redeemable Preferred Shares	$ -	$ 56,250
-8.70% Class B Cumulative Redeemable Preferred Shares	$ 58,000	$ 58,000
Total shareholders' equity	$ 96,059	$ 163,590
Common shares outstanding	19,724	19,653
Share price, end of period	$ 9.23	$ 10.22
Total market capitalization[1]	$ 849,060	$ 894,852
Undepreciated book value of real estate [2]	$ 986,247	$ 958,450
Total debt to undepreciated book value of real estate	59.5%	58.1%
Annual dividend	$ 0.68	$ 0.68
Annual dividend yield based on share price, end of period	7.4%	6.7%

(1) Includes the Company's share of unconsolidated debt of $22,670 and $22,469 as of June 30, 2005 and December 31, 2004, respectively.

(2) Includes $23,371 of undepreciated real estate associated with a property classified as held for sale at June 30, 2005.

PORTFOLIO INFORMATION		
		No. of
Company Portfolio:	Properties	Units
Directly owned:		
Affordable Housing	12	1,246
"Same Store" Market-Rate	58	14,886
Acquisition/Disposition	3	883
Total directly owned	73	17,015
Joint ventures	3	951
Third party managed:		
Affordable Housing	32	5,274
Market-Rate	5	963
Total Company Portfolio	113	24,203

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Second Quarter 2005
(Unaudited; dollar amounts in thousands)

	June 30, 2005	December 31, 2004
ASSETS		
Real estate assets		
Investment in real estate	$ 961,770	$ 956,620
Construction in progress	1,106	1,830
Less: accumulated depreciation	(293,136)	(293,182)
	669,740	665,268
Real estate associated with property held for sale, net	10,413	-
Real estate, net	680,153	665,268
Cash and cash equivalents	2,272	59,734
Restricted cash	16,140	10,740
Other assets	24,257	27,690
Total assets	$ 722,822	$ 763,432
LIABILITIES AND SHAREHOLDERS' EQUITY		
Mortgage notes payable	$ 541,457	$ 547,279
Mortgage notes payable associated with property held for sale	16,100	-
Lines of credit borrowings	3,000	10,000
Unsecured borrowings	25,780	-
Total debt	586,337	557,279
Accounts payable and accrued expenses	38,254	40,391
Total liabilities	624,591	597,670
Operating partnership minority interest	2,172	2,172
Shareholders' equity		
Preferred shares, without par value; 9,000,000 shares authorized;		
9.75% Class A cumulative redeemable, $250 per share liquidation		
preference, 225,000 issued and outstanding at December 31, 2004	-	56,250
8.70% Class B Series II cumulative redeemable, $250 per share		
liquidation preference, 232,000 issued and outstanding	58,000	58,000
Common shares, without par value, $.10 stated value; 41,000,000		
authorized; 22,995,763 issued and 19,723,842 and 19,653,187		
outstanding at June 30, 2005 and December 31, 2004, respectively	2,300	2,300
Paid-in capital	279,025	277,117
Accumulated distributions in excess of accumulated net income	(214,258)	(200,277)
Less: Treasury shares, at cost, 3,271,921 and 3,342,576 shares		
at June 30, 2005 and December 31, 2004, respectively	(29,008)	(29,800)
Total shareholders' equity	96,059	163,590
Total liabilities and shareholders' equity	$ 722,822	$ 763,432

Associated Estates Realty Corporation
Consolidated Statements of Operations
Three Months and Six Months Ended June 30, 2005 and 2004
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	2005	2004
REVENUE				
Rental income	$ 34,462	$ 32,450	$ 67,279	$ 64,525
Fee income and reimbursements	2,894	2,975	5,490	6,454
Painting services	97	2,445	193	4,319
Other income	1,766	1,113	3,118	2,150
Total revenue	39,219	38,983	76,080	77,448
EXPENSES				
Property operating and maintenance	17,480	15,815	34,395	31,362
Depreciation and amortization	8,920	8,038	17,408	15,948
Direct property management and service companies expenses	3,178	3,030	6,021	6,323
Painting services and charges	181	1,784	301	3,226
General and administrative	2,091	1,879	4,141	3,714
Total expenses	31,850	30,546	62,266	60,573
Operating income	7,369	8,437	13,814	16,875
Interest income	73	53	186	95
Interest expense	(10,726)	(9,651)	(20,665)	(19,353)
(Loss) income before equity in net loss of joint ventures, minority interest and income from discontinued operations	(3,284)	(1,161)	(6,665)	(2,383)
Equity in net loss of joint ventures	(235)	(168)	(500)	(426)
Minority interest in operating partnership	(16)	(16)	(32)	(32)
(Loss) income from continuing operations	(3,535)	(1,345)	(7,197)	(2,841)
Income from discontinued operations:				
Operating income	333	215	660	646
Gain on disposition of properties, net	4,032	9,682	4,032	9,682
Income from discontinued operations	4,365	9,897	4,692	10,328
Net income (loss)	830	8,552	(2,505)	7,487
Preferred share dividends	(1,262)	(1,371)	(2,607)	(2,742)
Original cost associated with redemption of preferred shares	-	-	(2,163)	-
Net (loss) income applicable to common shares	$ (432)	$ 7,181	$ (7,275)	$ 4,745
Earnings per common share - basic:				
(Loss) income from continuing operations applicable to common shares	$ (0.24)	$ (0.14)	$ (0.61)	$ (0.29)
Income from discontinued operations	0.22	0.51	0.24	0.53
Net (loss) income applicable to common shares	$ (0.02)	$ 0.37	$ (0.37)	$ 0.24
Earnings per common share - diluted:				
(Loss) income from continuing operations applicable to common shares	$ (0.24)	$ (0.14)	$ (0.61)	$ (0.29)
Income from discontinued operations	0.22	0.51	0.24	0.53
Net (loss) income applicable to common shares	$ (0.02)	$ 0.37	$ (0.37)	$ 0.24
Weighted average shares outstanding - basic	19,598	19,538	19,585	19,404
Weighted average shares outstanding - diluted	19,598	19,538	19,585	19,404

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
(In thousands, except per share data)

	Three Months		Six Months	
	Ended June 30,		Ended June 30,	
CALCULATION OF FFO AND FAD	2005	2004	2005	2004
Net (loss) income applicable to common shares	$ (432)	$ 7,181	$ (7,275)	$ 4,745
Add: Depreciation - real estate assets	8,188	7,838	16,314	15,558
Depreciation - real estate assets - joint ventures	239	285	480	571
Amortization of joint venture deferred costs	9	(30)	17	(9)
Amortization of intangible assets	429	78	673	155
Less: Gain on disposition of properties	(4,032)	(9,682)	(4,032)	(9,682)
Funds From Operations (FFO) [1]	4,401	5,670	6,177	11,338
Add: Original costs associated with				
redemption of preferred shares	-	-	2,163	-
Funds From Operations (FFO) excluding				
preferred redemption costs [1]	4,401	5,670	8,340	11,338
Add: Depreciation - other assets	406	434	832	868
Depreciation - other assets - joint ventures	44	50	94	100
Amortization of deferred financing fees	352	269	624	537
Amortization of deferred financing fees - joint ventures	16	10	23	20
Less: Fixed asset additions [2]	(1,756)	(1,849)	(2,717)	(3,034)
Fixed asset additions - joint ventures [2]	(16)	(18)	(29)	(18)
Funds Available for Distribution (FAD) [1]	$ 3,447	$ 4,566	$ 7,167	$ 9,811
Weighted average shares outstanding - basic	19,598	19,538	19,585	19,404
Weighted average shares outstanding - diluted	19,598	19,538	19,585	19,404
PER SHARE INFORMATION:				
FFO - basic and diluted	$ 0.22	$ 0.29	$ 0.32	$ 0.58
FFO excluding preferred redemption costs - basic and diluted	$ 0.22	$ 0.29	$ 0.43	$ 0.58
Dividends	$ 0.17	$ 0.17	$ 0.34	$ 0.34
Payout ratio - FFO	77.3%	58.6%	106.3%	58.6%
Payout ratio - FFO excluding preferred redemption costs	77.3%	58.6%	79.1%	58.6%
Payout ratio - FAD	94.4%	73.9%	91.9%	66.7%

(1) See page 19 for the Company's definition of these non-GAAP measurements.

(2) Fixed asset additions exclude development, investment and non-recurring capital additions and only reflect the Company's prorata share of recurring joint venture capital additions.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands, except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Six Months Ended June 30, 2005 Amount	Cost Per Unit[1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance[2]		$ 6,590	$ 387
Maintenance personnel labor cost[2]		3,646	214
Total Operating Expenses Related to Repairs and Maintenance		10,236	601
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	122	7
Appliances	5	406	24
Building improvements[4]	14	348	20
Carpet and flooring	5	1,225	72
HVAC and mechanicals	15	259	15
Landscaping and grounds	14	110	6
Office/model	5	33	2
Suite improvements	5	92	5
Miscellaneous	5	25	1
Total Recurring Capital Expenditures - Properties		2,620	152
Corporate capital expenditures[5][6]		97	6
Total Recurring Capital Expenditures		2,717	158
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 12,953	$ 759
Total Recurring Capital Expenditures		$ 2,717	
Investment/Revenue Enhancing Expenditures[7]:			
Siding/Painting [8]	10	5	
Retail space buildout [8]	5	2	
Water sub-meters [8]	14	3	
Capital expenditures associated with common area upgrades [9]	various	289	
Total Investment/Revenue Enhancing Expenditures		299	
Grand Total Capital Expenditures		$ 3,016	

(1) Calculated using 17,015 units, including 1,246 affordable housing units, 883 acquisition/disposition properties and 14,886 same store market-rate units.

(2) Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3) See page 21 for the Company's definition of recurring fixed asset additions.

(4) Includes primarily building exterior work, exterior painting and new roofs.

(5) Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(6) Includes $25 of capital lease payments.

(7) See page 21 for the Company's definition of investment/revenue enhancing additions.

(8) Related to single market-rate asset.

(9) Related to two market-rate assets.

Associated Estates Realty Corporation
Segment Information
(Unaudited, in thousands, except per share data)

	Three Months Ended June 30, 2005				
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 1,891	$ 31,842	$ 2,490	$ 2,996	$ 39,219
Interest income	1	11	5	56	73
Expenses	673	15,590	1,218	3,358	20,839
NOI [1]	1,219	16,263	1,277	(306)	18,453
Depreciation and amortization	1,016	7,390	319	195	8,920
General and administrative	108	1,830	153	-	2,091
Interest expense	414	9,733	3	576	10,726
	1,538	18,953	475	771	21,737
(Loss) income before equity in loss of joint ventures, minority interest and income from discontinued operations	(319)	(2,690)	802	(1,077)	(3,284)
Equity in net loss of joint ventures	-	(196)	(39)	-	(235)
Minority interest in operating partnership	-	-	-	(16)	(16)
(Loss) income before income from discontinued operations	(319)	(2,886)	763	(1,093)	(3,535)
Income from discontinued operations:					
Operating income	333	-	-	-	333
Gain on disposition of properties	4,032	-	-	-	4,032
Net income (loss)	4,046	(2,886)	763	(1,093)	830
Preferred share dividends	(109)	(1,042)	(80)	(31)	(1,262)
Net income (loss) applicable to common shares	$ 3,937	$ (3,928)	$ 683	$ (1,124)	$ (432)
Weighted average shares outstanding - basic					19,598
Weighted average shares outstanding - diluted					19,598
FFO per share - basic and diluted [2]	$ 0.05	$ 0.18	$ 0.05	$ (0.06)	$ 0.22

	Three Months Ended June 30, 2004				
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ -	$ 31,069	$ 2,453	$ 5,461	$ 38,983
Interest income	-	1	2	50	53
Expenses	-	14,769	1,046	4,814	20,629
NOI [1]	-	16,301	1,409	697	18,407
Depreciation and amortization	-	7,445	318	275	8,038
General and administrative	97	1,644	138	-	1,879
Interest expense	-	9,606	1	44	9,651
	97	18,695	457	319	19,568
(Loss) income before equity in net income (loss) of joint ventures, minority interest and income from discontinued operations	(97)	(2,394)	952	378	(1,161)
Equity in net income (loss) of joint ventures	60	(185)	(43)	-	(168)
Minority interest in operating partnership	-	-	-	(16)	(16)
(Loss) income before income from discontinued operations	(37)	(2,579)	909	362	(1,345)
Income from discontinued operations:					
Operating income	215	-	-	-	215
Gain on disposition of properties	9,682	-	-	-	9,682
Net income (loss)	9,860	(2,579)	909	362	8,552
Preferred share dividends	(62)	(1,102)	(87)	(120)	(1,371)
Net income (loss) applicable to common shares	$ 9,798	$ (3,681)	$ 822	$ 242	$ 7,181
Weighted average shares outstanding - basic					19,538
Weighted average shares outstanding - diluted					19,538
FFO per share - basic and diluted [2]	$ 0.03	$ 0.19	$ 0.05	$ 0.02	$ 0.29

(1) See page 20 for the Company's definition of this non-GAAP measurement.
(2) See page 19 for the Company's definition of this non-GAAP measurement.

Associated Estates Realty Corporation
Segment Information
(Unaudited, in thousands, except per share data)

	Six Months Ended June 30, 2005				
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 2,927	$ 62,499	$ 4,965	$ 5,689	$ 76,080
Interest income	2	10	8	166	186
Expenses	1,076	30,758	2,561	6,322	40,717
NOI [1]	1,853	31,751	2,412	(467)	35,549
Depreciation and amortization	1,571	14,791	650	396	17,408
General and administrative	215	3,623	303	-	4,141
Interest expense	620	19,317	2	726	20,665
	2,406	37,731	955	1,122	42,214
(Loss) income before equity in loss of joint ventures, minority interest and income from discontinued operations	(553)	(5,980)	1,457	(1,589)	(6,665)
Equity in net loss of joint ventures	(1)	(439)	(60)	-	(500)
Minority interest in operating partnership	-	-	-	(32)	(32)
(Loss) Income before income from discontinued operations	(554)	(6,419)	1,397	(1,621)	(7,197)
Income from discontinued operations:					
Operating income	660	-	-	-	660
Gain on disposition of properties	4,032	-	-	-	4,032
Net income (loss)	4,138	(6,419)	1,397	(1,621)	(2,505)
Preferred share dividends	(198)	(2,172)	(176)	(61)	(2,607)
Original cost associated with redemption of preferred shares	-	-	-	(2,163)	(2,163)
Net income (loss) applicable to common shares	$ 3,940	$ (8,591)	$ 1,221	$ (3,845)	$ (7,275)
Weighted average shares outstanding - basic					19,585
Weighted average shares outstanding - diluted					19,585
FFO per share - basic and diluted [2]	$ 0.10	$ 0.31	$ 0.10	$ (0.19)	$ 0.32
FFO per share excluding preferred redemption costs- basic and diluted [2]	$ 0.10	$ 0.31	$ 0.10	$ (0.08)	$ 0.43

	Six Months Ended June 30, 2004				
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ -	$ 61,764	$ 4,865	$ 10,819	$ 77,448
Interest income	-	2	3	90	95
Expenses	-	29,100	2,262	9,549	40,911
NOI [1]	-	32,666	2,606	1,360	36,632
Depreciation and amortization	-	14,778	634	536	15,948
General and administrative	193	3,249	272	-	3,714
Interest expense	(1)	19,270	3	81	19,353
	192	37,297	909	617	39,015
(Loss) income before equity in net income (loss) of joint ventures, minority interest and income from discontinued operations	(192)	(4,631)	1,697	743	(2,383)
Equity in net income (loss) of joint ventures	67	(413)	(80)	-	(426)
Minority interest in operating partnership	-	-	-	(32)	(32)
(Loss) income before income from discontinued operations	(125)	(5,044)	1,617	711	(2,841)
Income from discontinued operations:					
Operating income	646	-	-	-	646
Gain on disposition of properties	9,682	-	-	-	9,682
Net income (loss)	10,203	(5,044)	1,617	711	7,487
Preferred share dividends	(131)	(2,204)	(174)	(233)	(2,742)
Net income (loss) applicable to common shares	$ 10,072	$ (7,248)	$ 1,443	$ 478	$ 4,745
Weighted average shares outstanding - basic					19,404
Weighted average shares outstanding - diluted					19,404
FFO per share - basic and diluted [2]	$ 0.06	$ 0.37	$ 0.11	$ 0.04	$ 0.58

(1) See page 20 for the Company's definition of this non-GAAP measurement.
(2) See page 19 for the Company's definition of these non-GAAP measurements.

Associated Estates Realty Corporation
"Same Store" Market-Rate Data
Operating Results for the Last Five Quarters
(Unaudited, in thousands, except unit totals and per unit amounts)

	Quarter Ended				
	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Revenue					
Rental	$ 30,258	$ 29,431	$ 29,755	$ 30,185	$ 30,089
Other income	1,595	1,225	1,227	1,081	981
Total Revenue	31,853	30,656	30,982	31,266	31,070
Property Operating and Maintenance Expenses					
Personnel	4,052	4,056	3,868	3,855	3,867
Advertising	483	441	483	455	439
Utilities	1,977	2,485	2,063	1,933	1,787
Repairs and maintenance	3,213	2,651	2,886	3,491	3,129
Real estate taxes and insurance	4,487	4,286	3,892	4,222	4,143
Other operating	1,378	1,249	1,358	1,419	1,404
Total Expenses	15,590	15,168	14,550	15,375	14,769
Net Operating Income	$ 16,263	$ 15,488	$ 16,432	$ 15,891	$ 16,301
Operating Margin	51.0%	50.5%	53.0%	50.8%	52.5%
Total Number of Units	14,886	14,886	14,886	14,886	14,886
NOI Per Unit	$ 1,093	$ 1,041	$ 1,104	$ 1,068	$ 1,095
Average Net Collected Per Unit [1]	$ 689	$ 665	$ 672	$ 674	$ 671
Physical Occupancy - End of Period [2]	94.7%	92.4%	91.1%	92.7%	92.6%
Average Economic Occupancy [3]	83.4%	81.7%	83.0%	84.6%	85.3%

(1) Represents gross potential rents less vacancies and concessions.

(2) Is defined as number of units occupied divided by total number of units.

(3) Is defined as potential rent less vacancies and concessions divided by potential rent.

Associated Estates Realty Corporation
"Same Store" Market-Rate Data
Operating Results for the Six Months Ended June 30, 2005 and 2004
(Unaudited, in thousands, except unit totals and per unit amounts)

	Six Months Ended	
	June 30, 2005	June 30, 2004
Revenue		
Rental	$ 59,689	$ 59,821
Other income	2,820	1,945
Total Revenue	62,509	61,766
Property Operating and Maintenance Expenses		
Personnel	8,108	7,742
Advertising	924	850
Utilities	4,462	4,024
Repairs and maintenance	5,864	5,550
Real estate taxes and insurance	8,773	8,225
Other operating	2,627	2,709
Total Expenses	30,758	29,100
Net Operating Income	$ 31,751	$ 32,666
Operating Margin	50.8%	52.9%
Total Number of Units	14,886	14,886
NOI Per Unit	$ 2,133	$ 2,194
Average Net Collected Per Unit [1]	$ 677	$ 668
Physical Occupancy - End of Period [2]	94.7%	92.6%
Average Economic Occupancy [3]	82.6%	85.4%

(1) Represents gross potential rents less vacancies and concessions.

(2) Is defined as number of units occupied divided by total number of units.

(3) Is defined as potential rent less vacancies and concessions divided by potential rent.

Associated Estates Realty Corporation
"Same Store" Market-Rate Data
As of June 30, 2005 and June 30, 2004
(Unaudited, in thousands, except unit totals and per unit amounts)

	No. of Units	Average Age[5]	Net Rent Collected per Unit [1]			Average Rent per Unit [2]			Physical Occupancy [3]		Turnover Ratio [4]	
			Q2 2005	Q2 2004	% Change	Q2 2005	Q2 2004	% Change	Q2 2005	Q2 2004	Q2 2005	Q2 2004
Florida	1,128	9	$ 998	$ 902	10.6%	$ 1,153	$ 1,064	8.4%	96.3%	96.5%	67.4%	54.3%
Georgia	706	18	609	613	(0.7)%	846	762	11.0%	93.2%	94.8%	55.5%	67.4%
Indiana	836	10	719	685	5.0%	864	820	5.4%	96.1%	95.1%	81.3%	80.9%
Metro D.C.	667	19	1,079	1,002	7.7%	1,148	1,109	3.5%	96.6%	95.5%	51.6%	54.0%
Michigan	2,888	15	667	680	(1.9)%	811	775	4.6%	96.4%	94.4%	60.7%	74.8%
North Carolina	276	11	601	578	4.0%	835	820	1.8%	93.1%	91.7%	68.1%	62.3%
Ohio - Central Ohio	3,135	13	644	630	2.2%	734	711	3.2%	95.3%	92.4%	59.5%	68.0%
Ohio - Northeastern Ohio	3,448	17	625	614	1.8%	780	730	6.8%	93.6%	90.3%	44.9%	46.9%
Ohio - Northeastern - Congregate Care	170	23	553	548	0.9%	796	788	1.0%	68.8%	68.2%	18.8%	23.5%
Ohio - Toledo, Ohio	1,060	24	614	586	4.8%	704	696	1.1%	94.5%	90.9%	89.8%	70.6%
Pennsylvania	468	19	604	596	1.3%	745	745	0.0%	92.5%	91.7%	61.5%	65.8%
Texas	104	12	850	878	(3.2)%	1,091	1,083	0.7%	95.2%	92.3%	50.0%	53.8%
Total/Average "Same Store"												
Market-Rate	14,886	16	$ 689	$ 671	2.7%	$ 826	$ 787	5.0%	94.7%	92.6%	59.5%	62.9%

(1) Represents gross potential rents less vacancies and allowances for all units divided by the number of units in a market.

(2) Represents gross potential rents for all units divided by the number of units in a market.

(3) Represents physical occupancy at the end of the quarter.

(4) Represents the number of units turned over for the period, divided by the number of units in a market, annualized.

(5) Age shown in years.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Three and Six Months Ended June 30, 2005 and 2004

		Three Months Ended June 30,			
Property NOI [1]	No. of		% of		% of
	Units	2005 NOI	Total NOI	2004 NOI	Total NOI
"Same Store" Market-Rate					
Florida	1,128	$ 1,985	10.58%	$ 1,503	8.49%
Georgia	706	623	3.32%	590	3.33%
Indiana	836	874	4.66%	937	5.29%
Metro D.C.	667	1,449	7.72%	1,325	7.48%
Michigan	2,888	3,211	17.12%	3,437	19.41%
North Carolina	276	234	1.25%	239	1.35%
Ohio - Central Ohio	3,135	3,155	16.82%	3,265	18.44%
Ohio - Northeastern Ohio	3,448	3,167	16.87%	3,362	18.98%
Ohio - Northeastern - Congregate Care	170	(14)	(0.07)%	4	0.02%
Ohio - Toledo, Ohio	1,060	1,034	5.51%	1,043	5.89%
Pennsylvania	468	431	2.30%	448	2.52%
Texas	104	114	0.61%	147	0.82%
Total "Same Store" Market-Rate	14,886	16,263	86.69%	16,301	92.03%
Affordable Housing					
Ohio	1,246	1,277	6.81%	1,409	7.97%
Acquisitions					
Florida	604	1,219	6.50%	-	0.00%
	16,736	18,759	100.00%	17,710	100.00%
Discontinued Operations [2]	N/A	691	N/A	839	N/A
Total Properties	N/A	$ 19,450	N/A	$ 18,549	N/A

		Six Months Ended June 30,			
	No. of		% of		% of
	Units	2005 NOI	Total NOI	2004 NOI	Total NOI
"Same Store" Market-Rate					
Florida	1,128	$ 3,800	10.55%	$ 2,982	8.45%
Georgia	706	1,287	3.57%	1,204	3.41%
Indiana	836	2,043	5.67%	2,014	5.71%
Metro D.C.	667	2,900	8.05%	2,599	7.37%
Michigan	2,888	6,326	17.56%	7,017	19.89%
North Carolina	276	477	1.32%	515	1.46%
Ohio - Central Ohio	3,135	6,282	17.45%	6,878	19.50%
Ohio - Northeastern Ohio	3,448	5,462	15.18%	6,195	17.56%
Ohio - Northeastern - Congregate Care	170	(49)	(0.14)%	(22)	(0.06)%
Ohio - Toledo, Ohio	1,060	2,198	6.10%	2,096	5.94%
Pennsylvania	468	817	2.27%	894	2.54%
Texas	104	208	0.58%	294	0.84%
Total "Same Store" Market-Rate	14,886	31,751	88.16%	32,666	92.61%
Affordable Housing					
Ohio	1,246	2,412	6.70%	2,606	7.39%
Acquisitions					
Florida	604	1,853	5.14%	-	0.00%
	16,736	36,016	100.00%	35,272	100.00%
Discontinued Operations [2]	N/A	1,391	N/A	1,895	N/A
Total Properties	N/A	$ 37,407	N/A	$ 37,167	N/A

(1) See page 20 for the Company's definition of this non-GAAP measurement.

(2) Represents NOI included in discontinued operations in the Consolidated Statements of Operations.

Associated Estates Realty Corporation
Debt Structure
As of June 30, 2005
(Dollar and share amounts in thousands)

	Balance Outstanding June 30, 2005	Percentage of Total Debt	Weighted Average Interest Rate
FIXED RATE DEBT			
Mortgages payable	$ 458,042	78.2%	7.7%
Unsecured borrowing	25,780	4.4%	7.9%
Total fixed rate debt	483,822	82.6%	7.7%
VARIABLE RATE DEBT			
Mortgages payable	99,515	17.0%	5.3%
Lines of credit borrowings	3,000	0.4%	4.6%
Total variable rate debt	102,515	17.4%	5.3%
TOTAL DEBT	$ 586,337	100.0%	7.3%
Interest coverage ratio [1]	1.54:1		
Fixed charge coverage ratio [2]	1.39:1		
Weighted average maturity	5.1 years		

SCHEDULED PRINCIPAL MATURITIES			
	Fixed Rate	Variable Rate	Total
2005	$ -	$ 13,619	$ 13,619
2006 [3]	-	42,320	42,320
2007	71,811	45,220	117,031
2008	41,068	-	41,068
2009	127,022	-	127,022
Thereafter	243,921	1,356	245,277
Total	$ 483,822	$ 102,515	$ 586,337

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	2005	2004
INTEREST RATE SWAP				
Amortization of termination fee [4]	$ (263)	$ (119)	$ (382)	$ (238)
Interest rate swap expense	(47)	(272)	(111)	(502)
Total	$ (310)	$ (391)	$ (493)	$ (740)

(1) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs, and excluding preferred redemption cost write-off. See page 20 for a reconciliation of net (loss) income to EBITDA and for the Company's definition of EBITDA.

(2) Represents interest expense and preferred stock dividend payment coverage, excluding preferred redemption cost write-off.

(3) Includes the scheduled maturity on one of the Company's lines of credit.

(4) On December 11, 2000, the Company executed termination agreements for two swaps. The Company received termination payments totaling $3.2 million, which are being amortized over the remaining terms of the swaps through 2007, at the rate of $37,693 per month or $476,317 per year. Effective June 29, 2005, the Company sold one of the properties associated with this swap and as such wrote off $143,000, which was the remaining unamortized portion of the fee related to this property.

Associated Estates Realty Corporation
Joint Venture Summary Data
For the Three and Six Months Ended June 30, 2005 and 2004
(Unaudited, dollar amounts in thousands)

Balance Sheet Data	June 30,	December 31,
	2005	2004
Real estate, net	$ 54,908	$ 55,962
Other assets	2,467	1,476
	$ 57,375	$ 57,438
Amount payable to the Company	$ 23	$ 23
Mortgage payable	46,179	45,770
Other liabilities	1,525	968
Equity	9,648	10,677
	$ 57,375	$ 57,438

Beneficial Interest in Operations				
	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	2005	2004
Revenue	$ 952	$ 1,158	$ 1,810	$ 2,212
Cost of operations	591	686	1,104	1,282
Revenue less cost of operation	361	472	706	930
Interest income	-	-	-	-
Interest expense, net	(288)	(323)	(592)	(676)
Depreciation - real estate assets	(239)	(286)	(480)	(571)
Depreciation - other	(44)	(50)	(94)	(100)
Amortization of deferred costs	(9)	30	(17)	9
Amortization of deferred financing fees	(16)	(10)	(23)	(20)
Discontinued operations:				
Results of operations	-	(1)	-	2
Net (loss) income	(235)	(168)	(500)	(426)
Add:				
Depreciation - real estate assets	239	285	480	571
Amortization of deferred costs	9	(30)	17	(9)
Less:				
Gain on sale of property	-	-	-	-
Funds From Operations (FFO) [1]	$ 13	$ 87	$ (3)	$ 136

	Number of		AERC's	
Summary of Debt	Units	At 100%	Prorata Share	Maturity Date
Lakeshore Village (50.0% Affordable	108	$ 4,179	$ 2,090	8/1/2031
Idlewylde Phase I & II (49.0% Market-Rate)	843	42,000	20,580	6/1/2010
Total of all joint ventures	951	$ 46,179	$ 22,670	

(1) See page 19 for the Company's definition of this non-GAAP measurement.

(2) On May 27, 2005, the partnership refinanced both loans on these properties with a new single loan. Effective July 1, 2005, the partnership began to operate these two properties as a single entity. In connection with this new loan, the Company has a guaranty and indemnity obligation related to environmental matters and certain customary provisions related to the management of the property.

This supplemental includes certain non-GAAP financial measures that the Company believes are helpful in understanding our business, as further described below. The Company's definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Funds from Operations ("FFO") Excluding Preferred Redemption Costs

The Company defines FFO excluding preferred redemption costs as FFO, as defined above, plus the add back of the $2,163,000 original issuance costs associated with the redemption of preferred shares. In accordance with GAAP, the Company reclassified these costs from paid-in-capital to operating activity in connection with the redemption of the Series A Preferred Shares. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The Company considers EBITDA to be appropriate supplemental measures of our performance because they eliminate depreciation and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net (loss) income available to common shareholders to EBITDA.

	Three Months Ended June 30,		Six Months Ended June 30	
	2005	2004	2005	2004
Net (loss) income available to common shareholders	$ (432)	$ 7,181	$ (7,275)	$ 4,745
Equity in net loss of joint venture	235	168	500	426
Preferred share dividends	1,262	1,371	2,607	2,742
Original issuance costs related to redemption of preferred shares	-	-	2,163	-
Interest income	(73)	(53)	(186)	(95)
Interest expense	10,982	9,966	20,985	19,970
Depreciation and amortization	9,023	8,350	17,820	16,581
Gain on disposition of properties	(4,032)	(9,682)	(4,032)	(9,682)
Taxes	70	75	140	148
EBITDA	17,035	17,376	32,722	34,835
EBITDA - Joint Ventures:				
Equity in net loss of joint venture	(235)	(168)	(500)	(426)
Interest income	-	-	-	-
Interest expense, net	304	333	615	696
Depreciation and amortization	292	306	591	662
EBITDA - Joint Ventures	361	471	706	932
Total EBITDA	$ 17,396	$ 17,847	$ 33,428	$ 35,767

Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues (including interest income). The Company evaluates the performance of its reportable segments based on NOI. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service companies at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue (including interest income). The Company considers property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Recurring Fixed Asset Additions

The Company considers recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

The Company considers investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable the Company to increase rents.

Same Store "Market-Rate" Properties

Same Store "Market-Rate" Properties are conventional multifamily residential apartments, which have reached stabilization. The Company considers a property stabilized when its occupancy rate reaches 93.0% or one year following the purchase or delivery of the final units, whichever occurs first.